Exhibit 3(ii)

Amendment of Bylaw 5.A of the Bylaws of Hormel Foods Corporation

Effective January 26, 2010

5.   A.                 An annual meeting of the stockholders of the corporation shall be held on the last Tuesday of January in each year at eight o’clock p.m., or at such other date or time as the Board of Directors may designate, when the stockholders shall elect by plurality vote, by ballot, a Board of Directors, and transact such other business as may properly be brought before the meeting.